                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                   Rule 13e-3 Section 240.13e-3) thereunder)

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                       Series B Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

              James M. Sevey, Esq. 1900-2000 Alameda de las Pulgas,
                    San Mateo, CA 94403-1298 (650) 574-4000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

     Transaction valuation*                           Amount of filing fee

           $92,650                                           $18.53

*Transaction valuation assumes maximum number of shares acquired pursuant to this offer of 1,853 shares of Series B Common Stock at a purchase price of $50.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
                       -----------------------------------

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
       MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY
                                  IS UNLAWFUL.

                       -----------------------------------
                                 SPECIAL FACTORS

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The purpose of this tender offer (the "Tender Offer" or the "Rule 13e-3 transaction") is to achieve cost savings for California Casualty Management Company (the "Company") with respect to expenses the Company would be required to incur in connection with complying with the registration and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Company's no par value Series B Common Stock (the "Series B Common Stock"). At present, the shares of Series B Common Stock are subject to the registration requirements of Section 12(g) and the reporting requirements of Section 13 of the Exchange Act. Compliance with the registration and reporting requirements of the Exchange Act would require, among other things, that the Company file a registration statement with respect to the Series B Common Stock and thereafter file periodic reports with the Securities and Exchange Commission (the "Commission"), such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

         Management and the Board of Directors have determined that it is in the best interests of the Company that the Company undertake the Tender Offer. Management is of the view that the Company has a disproportionate number of small Series B Common Stock shareholder accounts in relation to the total number of shareholders of the Company. As of December 31, 1997, 332 of the Company's 563 total shareholders of record were holders of less than 10 shares of the Series B Common Stock, holding an aggregate of 1,853 shares of Series B Common Stock. Therefore, 59% of the total number of shareholders of record of the Company's Common Stock owned as of December 31, 1997 less than 0.14% of the outstanding shares of the Company's Common Stock. The time and expenses associated with servicing the accounts of these holders in the future would cause a disproportionate burden on the Company in relation to the aggregate number of shares owned by such holders.

         The ongoing direct expenses of being a reporting company would include filing, printing, legal and accounting fees incurred in connection with the preparation of periodic reports filed with the Commission. Management estimates that the annual costs of such filings and reports would exceed $40,000. Further, management of the Company and certain employees in the Company's Finance Department would be required to allocate significant resources (primarily time) in connection with Commission filings. The above dollar estimate does not include any allocation of the expenses of management or employee time devoted to such matters.

(b) The Company has not considered alternative means to accomplish such purposes, since only a repurchase program of this type could eliminate the expense incident to being subject to the registration and reporting requirements of Sections 12(g) and 13 of the Exchange Act.

(c) The Rule 13e-3 transaction is structured as stated herein to enable the Company to reduce its base of Series B Common Stock holders and terminate its obligation to register the Series B Common Stock and to file periodic reports with the Commission pursuant to the Exchange Act in the most efficient and cost-effective manner. The timing of the transaction is designed to bring about the anticipated beneficial results without further delays.

(d) The Company will benefit from the Rule 13e-3 transaction because of the avoidance of costs associated with being a public company which will be achieved if a sufficient number of holders of Series B Common Stock tender their shares. There then will be no ongoing requirement for the Company to prepare and file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K with the Commission. This will enable the Company to avoid incurring legal, accounting and filing expenses it would otherwise be required to incur, as well as saving the management time associated with the preparation of such documents by Company employees. The Company estimates these cost savings to be in excess of $40,000 on an annual basis.

         The holders of the Series B Common Stock will have the opportunity to tender and sell their shares to the Company in the absence of any other market for such shares. They will receive a premium of approximately 33% over the current book value per share of the Series B Common Stock. The remaining shareholders of the Company should benefit from this transaction by receiving the indirect benefit of the cost savings to be derived by the Company from this transaction. The remaining shareholders of the Company will suffer no diminution in the liquidity of their stock since there is no public market for the Company's stock.

         The corporate advantages to the Company described above will benefit both the affiliates of the Company and the Company's non-affiliate shareholders alike. There should be no tax consequences to the Company as a result of this transaction. Each shareholder that participates in the Tender Offer would realize capital gain on the sale of any shares held as a capital asset if (1) the transaction completely terminates the shareholder's stock interest in the Company; (2) the transaction is "substantially disproportionate" to the shareholder (which generally requires that the shareholder's percentage interest in the Company after the transaction be less than 80% of the shareholder's percentage interest before the transaction); or (3) the transaction is not "essentially equivalent to a dividend." Each of these tests is determined by taking into account "attribution rules" for tax purposes. If the transaction qualifies for capital gain treatment, a shareholder would realize gain equal to the excess of the price of $50.00 per share to be paid by the Company over his or her basis in the shares, which was $19.92 per share and which was included in the respective shareholder's income in 1989 when the shares were issued. However, if the transaction does not meet one of the foregoing tests, the transaction would be treated as a dividend to the extent of the Company's current or accumulated earnings and profits.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) The Company, as the issuer filing this schedule, reasonably believes that the transaction is fair to unaffiliated shareholders.

(b) As noted above, no established public market exists or has ever existed for the Company's Series B Common Stock and no such market is expected to exist in the future. Accordingly, the Board of Directors considered the current net book value of the Company's Series B Common

Stock as providing the best available gauge of the underlying value of the shares. The Board determined that setting a price that included an approximately 33% premium over the current net book value per share offered the holders of the Series B Common Stock the sufficient incentive to tender their shares, thereby better ensuring the success of the Tender Offer which, if successful, will ultimately benefit all remaining shareholders. The Board of Directors of the Company determined that general shareholder liquidity would be unaffected by this transaction since there is no liquidity in the shares other than provided by the Company.

(c) The Tender Offer is structured so that each eligible shareholder may voluntarily accept or reject the Tender Offer. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d) A majority of directors who are not employees of the issuer have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of such transaction.

(e) The Rule 13e-3 transaction was approved by a majority of the directors of the issuer who are not employees of the issuer.

(f) No firm offer has been made to the Company by any unaffiliated person, during the preceding eighteen months for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (B) the sale or other transfer of all or any substantial part of the assets of the Company or (C) securities of the Company which would enable the holder thereof to exercise control of the Company.

 ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) The Company has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the Rule 13e-3 transaction.

(b)      Not Applicable.

(c)      Not Applicable.

                                OTHER DISCLOSURES

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)      This issuer's name and address of its principal executive offices is:

                  California Casualty Management Company
                  1900-2000 Alameda de las Pulgas
                  San Mateo, CA 94403-1298

(b) The subject of the Rule 13e-3 transaction is the Company's Series B Common Stock. At the close of business on December 31, 1997 the Company had outstanding 8,429 shares of Series B Common Stock and such shares were held of record by approximately 503 holders.

(c) There is currently no established trading market for the Series B Common Stock. All shares of Series B Common Stock have been held in escrow since issuance pursuant to agreements with the Company which reserve to the Company the right to repurchase such shares in the event that the holder thereof proposes to sell such shares to a third party.

(d) The Company has paid dividends during the past three years as set forth below:

                  Calendar Period                Dividends per Share
                  ---------------                -------------------
         1997:    First Quarter                        $0.55
                  Second Quarter                       $0.15
                  Third Quarter                        $0.15
                  Fourth Quarter                       $0.15

         1996:    First Quarter                        $1.55
                  Second Quarter                       $0.15
                  Third Quarter                        $0.15
                  Fourth Quarter                       $0.15

         1995:    First Quarter                        $0.70
                  Second Quarter                       $0.10
                  Third Quarter                        $0.10
                  Fourth Quarter                       $0.10

(e) The Company has made no underwritten public offerings of the Series B Common Stock for cash during the past three years.

(f) Information concerning purchases of the Series B Common Stock by the Company or any affiliate of the Company since January 1, 1995 is set forth below:

                                             Number of             Range of Purchase         Average Purchase
                     Calendar Period    Shares Purchased         Prices Paid per Share     Price Paid per Share
                     ---------------    ----------------         ---------------------     --------------------

1997:                First Quarter             85                   $33.97 (All)                  $33.97
                     Second Quarter           170                   $34.40 (All)                  $34.40
                     Third Quarter             15                   $34.40 (All)                  $34.40
                     Fourth Quarter           126                   $37.07 (All)                  $37.07

1996:                First Quarter            189               $31.58 to $31.99                  $31.78
                     Second Quarter           157               $31.42 to $31.78                  $31.44


                  Third Quarter               440               $31.42 to $32.62                  $31.50
                  Fourth Quarter              316                   $32.94 (All)                  $32.94

1995              First Quarter               135               $26.86 to $29.29                  $28.12
                  Second Quarter              125               $29.29 to $30.13                  $29.84
                  Third Quarter               107               $29.58 to $30.34                  $30.02
                  Fourth Quarter               16                   $31.58 (All)                  $31.58

ITEM 2.  IDENTITY AND BACKGROUND.

         California Casualty Management Company, a California corporation whose principal office is at 1900-2000 Alameda de las Pulgas, San Mateo, CA 94403-1298, and whose principal business is acting as the attorney-in-fact for California Casualty Indemnity Exchange, a reciprocal insurance exchange, is the issuer whose Series B Common Stock is the subject of this transaction and is the person filing this Schedule 13e-3.

(a)(b) Information with respect to each of the Company's executive officers and directors is set forth below.

                                                                                          Ownership of Shares of
                                                                                           Series B Common Stock
                                                                                           ---------------------
                                                                                 Number of Shares           Percent of
                                                   Positions and Offices Held      of Series B              Series B
Directors and Executive Officers                         With the Company           Common Stock            Common Stock
--------------------------------                         ----------------           ------------            ------------

Carl G. Brown, Jr.                             Director and Honorary                     0                       N/A
1900-2000 Alameda de las Pulgas                Chairman
San Mateo, CA 94403-1298

Thomas R. Brown                                Chairman of the Board,                   522                     6.2%
1900-2000 Alameda de las Pulgas                Chief Executive Officer and
San Mateo, CA 94403-1298                       Director

Marston Nauman                                 Director                                 386                     4.6%
1900-2000 Alameda de las Pulgas
San Mateo, CA 94403-1298

Kenneth G. Berry                               Director                                  0                       N/A
901 Mariner's Island Blvd., Ste. 375
San Mateo, CA 94403-1298

Peter Goldberg                                 Director and President                   728                     8.6%
1900-2000 Alameda de las Pulgas
San Mateo, CA 94403-1298


John G. Vidosh                                 Director and Executive Vice              340                     4.0%
1900-2000 Alameda de las Pulgas                President, Managing
San Mateo, CA 94403-1298                       Director

Kai G.E. Anderson                              Director and Executive Vice              224                     2.6%
1900-2000 Alameda de las Pulgas                President, Managing
San Mateo, CA 94403-1298                       Director

John J. Schultz III                            Director and Executive Vice              391                     4.6%
1900-2000 Alameda de las Pulgas                President, Managing
San Mateo, CA 94403-1298                       Director

Jerrol L. Harris                               Senior Vice President -                  152                     1.8%
1900-2000 Alameda de las Pulgas                Corporate Development
San Mateo, CA 94403-1298

Franklin Jones                                 Executive Vice President -               137                     1.6%
1900-2000 Alameda de las Pulgas                Marketing
San Mateo, CA 94403-1298

Donald Fey                                     Senior Vice President -                  117                     1.4%
1900-2000 Alameda de las Pulgas                Calco
San Mateo, CA 94403-1298

Robert Hall                                    Senior Vice President -                  119                     1.4%
1900-2000 Alameda de las Pulgas                Director of Human
San Mateo, CA 94403-1298                       Resources and Corporate
                                               Services

James M. Sevey                                 Senior Vice President -                  202                     2.4%
1900-2000 Alameda de las Pulgas                General Counsel and
San Mateo, CA 94403-1298                       Secretary

Frank Walter                                   Senior Vice President -                   48                     0.6%
P.O. Box 39700                                 Field Operations Manager
Colorado Springs, CO 80949-9700

John Jung                                      Senior Vice President -                   0                       N/A
1900-2000 Alameda de las Pulgas                Chief Information Officer
San Mateo, CA 94403-1298

(c)(d) The principal occupation of each director and executive officer of the Company during the last five years is as follows:

         Carl G. Brown, Jr., Honorary Chairman of the Company's Board of Directors since his retirement on May 1, 1978, has been a Director of the Company since 1946.

         Thomas R. Brown has served as the Company's Chairman of the Board since May 1, 1978. He has been a Director of the Company since March 17, 1969. He has been Chairman of the Advisory Board of California Casualty Indemnity Exchange since May 1, 1978. Mr. Brown also served as Chairman of the Board of California Casualty Insurance Company, California Casualty & Fire Insurance Company and California Casualty General Insurance Company from May 1, 1978 until March 1, 1996. He has served as a director of Pillar Point Capital Management, Incorporated, a wholly-owned subsidiary of the Company which operates as an investment advisor to the Company and others ("PPCM"), since June 1, 1993, and as a Director of Calco Insurance Brokers & Agents, Incorporated, a wholly-owned subsidiary of the Company which operates as a commercial insurance broker and agent ("Calco"), since January 3, 1994.

         Marston Nauman served as the Company's Vice Chairman of the Board from April 1, 1993 until his retirement on March 1, 1996. Prior to that time, Mr. Nauman served as President from May 1, 1978 until March 31, 1993, and has served as a Director of the Company since March 16, 1967. Mr. Nauman became a director of PPCM on June 1, 1993 and continues to serve in that capacity. Mr. Nauman also served as President of California Casualty Insurance Company, California Casualty & Fire Insurance Company and California Casualty General Insurance Company from May 1, 1978 until March 1, 1996.

         Kai G.E. Anderson has served as Executive Vice President, Managing Director of the Company since January 1, 1997. Previously, Mr. Anderson was Executive Vice President, Division Manager of the Business Insurance Division of the Company from April 1, 1993 through December 31, 1996. Prior to that time, Mr. Anderson served as Senior Vice President, Division Manager of the Business Insurance Division of the Company from September 1, 1985 until March 31, 1993. Mr. Anderson has served as a Director and Vice Chairman of the Board of Calco since January 13, 1994 and as a Director and as Chairman of the Board of Calco Medical Management Corporation, a wholly-owned subsidiary of the Company and a health insurance software development and administration company, since August 1, 1994.

         Kenneth G. Berry has been a Director of the Company since August 24, 1970. He also has served as Chairman of the Board of Directors, Chief Executive Officer and a Director of PPCM since June 1, 1993. Mr. Berry was a partner in the investment counseling firm of Berry, Hartell, Evers & Osborne from January 1, 1984 until May 31, 1993.

         Peter Goldberg was appointed to the Company's Board of Directors on September 7, 1982 and was elected President of the Company effective April 1, 1993. He served as Executive Vice President-Operations from January 1, 1980 until March 31, 1993. Mr. Goldberg has also been a director and Chairman of the Board of Calco since January 3, 1994 and a director of PPCM since June 1, 1993.

         John G. Vidosh was appointed to the Company's Board of Directors and has served as Treasurer of the Company since September 7, 1982. He has served as Executive Vice President, Managing Director since January 1, 1997. Mr. Vidosh was Executive Vice President of Finance and Administration of the Company from April 1, 1981 through December 31, 1996. Mr. Vidosh has also served as Chief Financial Officer and a director of PPCM since June 1, 1993.

         John J. Schultz III has served as Executive Vice President, Managing Director since January 1, 1997. Previously, he served as Senior Vice President-Information and Actuarial Services from March 18, 1986 until March 31, 1993 and as Executive Vice President-Information and Actuarial Services from April 1, 1993 through December 31, 1996.

         Jerrol L. Harris has served as a Senior Vice President of the Company since March 18, 1986 and a Senior Vice President - Corporate Development since July 1, 1991.

         Franklin Jones has served as Executive Vice President - Marketing since June 1, 1997. He served as Senior Vice President - Marketing from June 1, 1993 to June 1, 1997. Prior to that time he served as Personal Insurance Division Group Marketing Director from January 1, 1991 to May 31, 1993.

         Donald Fey became a Senior Vice President of the Company on April 15, 1994. He has served as President of Calco since December 1, 1994 after serving as Business Insurance Division - Operations Manager from April 15, 1994 through November 30, 1994. Prior to joining the Company, Mr. Fey was employed by CIGNA Insurance Company as its Western Region Senior Vice President from 1977 to October of 1993, when he retired from that company.

         Robert G. Hall became a Senior Vice President of the Company on June 1, 1994 and has served as the Company's Director of Human Resources and Corporate Services since January 1, 1992.

         James M. Sevey became a Senior Vice President of the Company on June 1, 1994 and has served as the Company's General Counsel since January 1, 1989 and as Secretary since October 1, 1995.

         Frank Walter became a Senior Vice President of the Company on June 6, 1995 and has served as Senior Vice President - Field Operations since June 1, 1997 and as Senior Vice President - Regional Manager from June 15, 1995 to June 1, 1997. Prior to that time, Mr. Walter was District Manager of the Company's Personal Insurance Division from January 1, 1977 until June 15, 1995.

         John Jung became the Company's Senior Vice President - Chief Information Officer on December 30, 1996. Prior to joining the Company, Mr. Jung held the office of Vice President Systems Manager for Chubb & Son, Inc. from 1984 until 1996.

(e) Neither the Company nor, to the best of the Company's knowledge or belief, any of the persons listed in Item 2 hereof, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Neither the Company nor, to the best of the Company's knowledge or belief, any of the persons listed in Item 2 hereof, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g)      All of the persons listed in Item 2 hereof are U.S. citizens.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) This item is not applicable because this schedule is not filed by an affiliate of the Company, but by the Company itself, the issuer of the securities which is the subject of the Rule 13e-3 transaction.

(b)      Not Applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)      The material terms of the Rule 13e-3 transaction are as follows:

         The Company is making a tender offer to purchase shares of its Series B Common Stock at $50.00 cash per share, but only from persons who as of December 31, 1997 own, in the aggregate, no more than 9 shares of Series B Common Stock (the "Tender Offer"). There were 332 such shareholders of record holding an aggregate of 1,853 shares of Series B Common Stock as of December 31, 1997. The Company will buy the Series B Common Stock tendered directly from tendering holders and will retire the shares purchased. The Tender Offer will remain open until February 27, 1998 (or for such further time as may by authorized by the Board of Directors of the Company).

(b) Any person who holds of record 10 or more shares of Series B Common Stock is prohibited from participating in the Tender Offer.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The Company has no plan or proposal regarding activities or transactions which are to occur after the Rule 13e-3 transaction which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(b) Any change in the present board of directors or management of the issuer including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

(c) Any material change in the present dividend rate or policy or indebtedness or capitalization of the issuer; or

(d) Any other material change in the issuer's corporate structure or business.

         The Company is in the process of negotiating a sale of its headquarters office complex located at 1900 Alameda de las Pulgas, San Mateo, California, a transaction that will involve a material amount of the Company's assets and is anticipated to be completed early in 1998. The estimated proceeds from this sale is $25 million. The estimated gain from this sale will be approximately $1 million, which will be deferred and recognized over ten years, starting in 1998. The pro forma impact on the book value per share of common stock will be an approximately $0.08 per share increase per year in each of the ten years beginning January 1, 1998, assuming that the transaction closes when anticipated at the price estimated above.

         In the event that sufficient shares of Series B Common Stock are tendered to and purchased by the Company to reduce the number of holders of record of the Series B Common Stock below 300, the Series B Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) and of the reporting requirements of Section 13 of the Exchange Act.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The funds to be used in this Rule 13e-3 transaction consist of cash held by the Company and the total amount to be expended if all tender offers should be accepted is estimated not to exceed $93,000.

(b) The following is an itemized statement of the expenses which are expected to be incurred in connection with this Rule 13e-3 transaction and for which the Company will be responsible for paying:

Filing Fees:                                  $18.53
Legal:                                           -0-
Accounting and Appraisal:                        -0-
Solicitation:                                    -0-
Printing and Mailing                          $1,000
                                           ---------
Total Fees                                 $1,018.53
                                           =========

(c)      Not Applicable.

(d)      Not Applicable.

ITEMS 7 THROUGH 9.

         See "Special Factors" above.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

(a) No shares of the Series B Common Stock is owned by any pension, profit sharing or similar plan of the Company or affiliate of the Company. For other information regarding beneficial ownership of Series B Common Stock by executive officers and directors of the Company, see Item 2 hereof.

(b) Pursuant to the provisions of escrow agreements entered into between the Company and the recipients of shares of Series B Common Stock under the Company's 1989 Employee Stock Gift Program, upon termination of employment the Company has the option to purchase all or any of said shares for cash, at the adjusted book value per share, within 180 days of the date of such termination, if the employee has not completed 20 years of employment with the Company as of the date of such termination. Prior to commencement of this Tender Offer, 23 such employees, owning an aggregate of 126 shares of Series B Common Stock terminated their employment with the Company. The Company exercised its option and repurchased all shares of Series B Common Stock held by said employees at a purchase price of $37.07 per share.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUERS SECURITIES.

         The Company has made a commitment to shareholders that tender shares of Series B Common Stock in the Tender Offer that, in the event a transaction is consummated within two years after commencement of the Tender Offer pursuant to which all shareholders of the Company are provided with an unqualified right to sell their shares of Company common stock to a party other than the Company at a price greater than $50.00 per share (a "Liquidity Event"), the Company will pay to any shareholders that tender shares of Series B Common Stock in the Tender Offer an amount equal to the difference between the price paid to Company shareholders that sell their shares of Company common stock pursuant to such Liquidity Event and $50.00.

         Except for the foregoing, there is no contract, arrangement, understanding or relationship (whether or not legally enforceable) in connection with the Rule 13e-3 transaction between the Company and any person with respect to any securities of the Company.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) To the knowledge and belief of the Company, no executive officer, director or affiliate of the Company intends to tender or sell any shares of Series B Common Stock in this Rule 13e-3 transaction.

(b)      Not Applicable.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

(a) Since the Tender Offer being made by the Company may be voluntarily accepted or rejected by the eligible shareholders, no appraisal or similar rights are provided to such holders under applicable state law or under the Company's Articles of Incorporation, nor will such rights be voluntarily accorded by the Company to shareholders in connection with the Rule 13e-3 transaction.

(b) No provision has been made by the Company in connection with the Rule 13e-3 transaction to allow unaffiliated security holders to obtain access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(c)      Not Applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) (1) The Company's audited financial statements for the Company's fiscal years ended December 31, 1996 and 1995 (the most recent date as of which audited financial statements of the Company are available) are attached as Exhibit A.

             (2) The Company's unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts for the quarters ended September 30, 1997 and 1996 are attached as Exhibit B.

             (3) The Company's ratio of earnings to fixed charges was 54 for the fiscal year ended December 31, 1996; 6 for the fiscal year ended December 31, 1995; 23 for the quarter ended September 30, 1997; and 1,561 for the quarter ended September 30, 1996.

             (4) The book value per share as of December 31, 1997 and 1996 and as of the date of the latest interim balance sheet provided under Item 14(a)(2) are as follows:

 December 31, 1997  $37.70 (Unaudited)
 December 31, 1996  $33.97                September 30, 1997  $37.07 (Unaudited)

(b) No pro forma data is material since the maximum number of shares to be acquired under the offer is expected to constitute less than 0.5% of the outstanding stock of the Company at a purchase price that is above the book value of the shares and will create savings to the Company and improve the value of the remaining shares.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) Except for certain financial analysts who supplied data and calculated values used in this transaction statement, the Company's General Counsel, who assisted in the preparation of this transaction statement, and the Company's General Counsel and his staff, who will coordinate the Tender Offer process, the Company did not engage any officer, employee, class of employees or corporate asset of the Company (other than the consideration for purchases of shares tendered in response to the Tender Offer) in connection with the Rule 13e-3 transaction.

(b) No persons (excluding officers, employees and class of employees who have been identified in Item 15(a) of this Schedule) will be employed, retained or compensated by the Company or by any person on behalf of the Company, to make solicitations or recommendations in connection with the Rule 13e-3 transaction and provide a summary of the material terms of such employment, retainer or arrangement for compensation.

ITEM 16.  ADDITIONAL INFORMATION.

         None.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)      Not Applicable.

(b)      Not Applicable.

(c)      Not Applicable.

(d) The disclosure materials furnished to shareholders in connection with this transaction are filed herewith with Exhibit C.

(e)      Not Applicable.

(f)      Not Applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 20, 1998
                                  -------------------------------
                                               (Date)

                                  /s/ James M. Sevey
                                  -------------------------------
                                             (Signature)

                               James M. Sevey, Senior Vice President
                               -------------------------------------
                                           (Name and Title)

                                                                       EXHIBIT A



                        REPORT OF INDEPENDENT ACCOUNTANTS







Board of Directors
California Casualty Management Company
San Mateo, California



We have audited the accompanying consolidated balance sheets of California Casualty Management Company and Subsidiaries (CCMC) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of CCMC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In September 1995, CCMC discontinued its life insurance segment which was conducted as a wholly owned subsidiary, California Casualty & Life Insurance Co. (CCLIC), through the sale of the subsidiary. Accordingly, CCLIC was reported as a discontinued operation in 1995 through the date of sale. As explained further in Note 5, the net assets and related gain on the sale in 1995 of CCLIC were determined on a statutory basis, both of which, in our opinion, were at variance from generally accepted accounting principles. The effect of these variances from generally accepted accounting principles on CCMC's 1995 financial statements has not been determined.

In our opinion, the consolidated balance sheet presents fairly, in all material respects, the consolidated financial position of California Casualty Management Company and Subsidiaries as of December 31, 1996 and 1995, and except for the effects of accounting for CCLIC in the manner described in the previous paragraph in 1995, the results of their operations and their cash flows for each of the two years ended December 31, 1996 in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.
San Francisco, California
March 28, 1997

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995
                             (dollars in thousands)


ASSETS                                                                   1996         1995
                                                                       -------       -------
Current assets:
  Cash and cash equivalents                                            $13,797       $15,883
  Insurance premium trust funds                                          2,804         3,466
  Investment securities available-for-sale                              17,970        22,804
  Receivables                                                            5,935         5,264
Prepaid and other                                                        1,842         2,242
Deferred income taxes                                                    1,017         3,143
                                                                       -------       -------
    Total current assets                                                43,365        52,802

  Property and equipment, at cost, less accumulated depreciation        32,028        20,059
  Deferred income taxes                                                  3,244         2,129
  Other assets                                                              99           139
                                                                       -------       -------
    Total assets                                                       $78,736       $75,129
                                                                       =======       =======

LIABILITIES

Current liabilities:
  Accounts payable and accrued expenses                                $17,366       $15,617
  Notes payable                                                          6,000           115
  Accrued restructuring costs                                            1,749         4,676
  Other current liabilities                                              2,040         1,489
                                                                       -------       -------
    Total current liabilities                                           27,155        21,897
  Note payable                                                              --         5,402
  Other noncurrent liabilities                                             233           328
  Employee benefit plans                                                 7,960         6,238
                                                                       -------       -------
    Total liabilities                                                   35,348        33,865
                                                                       -------       -------
Commitments and Contingency (Notes 9, 10, and 18)

SHAREHOLDERS' EQUITY

  Capital stock - no par value                                           4,359         4,029
  Unrealized gain on investment securities (net of income tax)           1,740         1,268
  Retained earnings                                                     37,289        35,967
                                                                       -------       -------
    Total shareholders' equity                                          43,388        41,264
                                                                       -------       -------
      Total liabilities and shareholders' equity                       $78,736       $75,129
                                                                       =======       =======


   The accompanying notes are an integral part of these financial statements.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 for the years ended December 31, 1996 and 1995
                (dollars in thousands, except per share amounts)


                                                                                       1996               1995
                                                                                    -----------       -----------
Management fees and reimbursements                                                  $   120,889       $   110,683

Brokerage operations:
  Commissions                                                                            13,018            10,494
  Management fees                                                                         7,052             8,576
                                                                                    -----------       -----------
    Total brokerage                                                                      20,070            19,070

Self-insurance fees                                                                         478               821
Investment advisory fees                                                                  2,540             2,422
                                                                                    -----------       -----------
  Total revenue                                                                         143,977           132,996

Operating expenses                                                                      141,288           132,399
                                                                                    -----------       -----------
  Operating income                                                                        2,689               597

Investment income                                                                         3,543             2,177
                                                                                    -----------       -----------
Income from continuing operations, before provision for income taxes                      6,232             2,774
Provision for (benefit from) income taxes:
  Current                                                                                   592             3,998
  Deferred                                                                                  975            (3,098)
                                                                                    -----------       -----------
                                                                                          1,567               900
                                                                                    -----------       -----------

Income from continuing operations                                                         4,665             1,874
Income from discontinued operations (net of income tax benefit of $61)                       --               729
Gain from sale of discontinued operations (net of income tax benefit of $402)                --             2,188
                                                                                    -----------       -----------
  Net income                                                                        $     4,665       $     4,791
                                                                                    ===========       ===========
Earnings per share:
  From continuing operations                                                        $      3.63       $      1.46
  From discontinued operations                                                               --              2.27
                                                                                    -----------       -----------
    Net income                                                                      $      3.63       $      3.73
                                                                                    ===========       ===========
Weighted average shares outstanding                                                   1,286,758         1,284,625
                                                                                    ===========       ===========


   The accompanying notes are an integral part of these financial statements.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 for the years ended December 31, 1996 and 1995
                (dollars in thousands, except per share amounts)


                                                                                     UNREALIZED
                                                                                      GAIN ON
                                                                       CAPITAL       INVESTMENT      RETAINED
                                                                        STOCK        SECURITIES      EARNINGS         TOTAL
                                                                      --------        --------       --------        --------
Balances, December 31, 1994                                           $  3,653        $     98       $ 32,717        $ 36,468

Net income, 1995                                                            --              --          4,791           4,791

Capital stock retired (9,476 shares)                                       (12)             --           (112)           (124)

Dividends paid to shareholders ($1.00 per share)                            --              --         (1,284)         (1,284)

Stock options exercised (14,598 shares)                                    388              --           (145)            243

Change in unrealized appreciation in investments,
  net of income taxes of $783                                               --           1,170             --           1,170
                                                                      --------        --------       --------        --------

Balances, December 31, 1995                                              4,029           1,268         35,967          41,264

Net income, 1996                                                            --              --          4,665           4,665

Capital stock retired (25,865 shares)                                      (74)             --           (588)           (662)

Dividends paid to shareholders ($2.00 per share)                            --              --         (2,577)         (2,577)

Stock options exercised (13,586 shares)                                    404              --           (178)            226

Change in unrealized appreciation in investments, net of income
taxes of $46                                                                --             472             --             472
                                                                      --------        --------       --------        --------

Balances, December 31, 1996                                           $  4,359        $  1,740       $ 37,289        $ 43,388
                                                                      ========        ========       ========        ========


   The accompanying notes are an integral part of these financial statements.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 for the years ended December 31, 1996 and 1995
                             (dollars in thousands)


                                                                    1996         1995
                                                                  --------     --------
Cash flows from operating activities:
  Net income                                                      $  4,665     $  4,791
                                                                  --------     --------

  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                                    7,230        5,559
    Gain on sale of property and equipment                             (61)        (166)
    Write-down of building improvements                                 --        2,564
    Gain on sale of bonds and stocks                                (1,423)        (526)
    Gain on sale of discontinued operations                             --       (2,188)
    Provision for deferred income taxes                                975       (3,098)
    Changes in:
      Insurance premium trust funds                                    662          196
      Receivables and other assets                                    (281)        (375)
      Investment in discontinued operations                             --         (846)
      Accrued restructuring costs                                   (2,773)       4,756
      Payables, accrued expenses, and other liabilities              4,007        3,381
                                                                  --------     --------
        Total adjustments                                            8,336        9,257
                                                                  --------     --------
        Net cash provided by operating activities                   13,001       14,048
                                                                  --------     --------
Cash flows from investing activities:
  Proceeds from sale of property and equipment                         221          549
  Purchase of property and equipment                               (19,481)     (10,194)
  Proceeds from sale of investment securities                       11,299        3,892
  Purchase of investment securities                                 (4,596)      (6,551)
  Proceeds from sale of discontinued operations                         --       11,584
                                                                  --------     --------

        Net cash used in investing activities                      (12,557)        (720)
                                                                  --------     --------

Cash flows from financing activities:
  Proceeds from short-term borrowings                                6,000           --
  Repayments of notes payable                                       (5,517)        (105)
  Capital stock                                                       (436)         119
  Dividends paid to shareholders                                    (2,577)      (1,284)
                                                                  --------     --------
        Net cash used in financing activities                       (2,530)      (1,270)
                                                                  --------     --------
          Net increase (decrease) in cash and cash equivalents      (2,086)      12,058

Cash and cash equivalents, beginning of year                        15,883        3,825
                                                                  --------     --------
Cash and cash equivalents, end of year                            $ 13,797     $ 15,883
                                                                  ========     ========



   The accompanying notes are an integral part of these financial statements.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)



1. AFFILIATIONS:

California Casualty Management Company (CCMC) is the attorney-in-fact for the California Casualty Indemnity Exchange (CCIE) and manager for CCIE's wholly owned subsidiaries under various management agreements. CCMC has three wholly owned subsidiaries: Pillar Point Capital Management, Inc. (PPCM), Calco Insurance Brokers & Agents, Inc. (Calco) and Calco Medical Management Corporation (CMMC). CCIE and its subsidiaries are collectively referred to as the California Casualty Group (CCG).

        PPCM is an investment advisor and earns its revenue by charging an asset-based management fee. A significant portion of its revenues are derived from investment advisory services performed for affiliates including CCMC, Calco and CCG. Calco is a commercial insurance broker and agent, and derives a significant portion of its revenues in the form of commissions. CMMC is a health insurance software development and administration company. CMMC's revenue is derived from services provided to CCMC. CCLIC was a wholly owned life insurer which was sold in September 1995 and was reported as a discontinued operation through the date of sale (see Note 5).

        These financial statements include the accounts of CCMC, PPCM, Calco and CMMC on a consolidated basis. All intercompany accounts and transactions have been eliminated in consolidation.

        Some directors and officers of CCMC are members of the Boards and/or are officers of CCIE and subsidiaries, PPCM, Calco and/or CMMC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual amounts.

        CCMC defines cash equivalents as short-term, highly liquid debt investments that are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

        Net cash provided by operating activities reflects cash payments for interest expense and income taxes as follows:

                                           1996            1995
                                           ----            ----
                Interest expense          $   61          $  543
                Income taxes              $2,009          $3,562


        Bonds and stocks are carried at market value using published quotes as of the close of business at the end of each month. Unrealized gains and losses (net of tax impact) related to investment securities are excluded from earnings and reported as a separate component of shareholders' equity, until realized. Realized gains and losses on investment securities are recognized on a first-in, first-out basis.

        The cost of EDP equipment, office equipment, and automobiles is depreciated over their estimated service lives of three to ten years. Depreciation is computed using the straight-line method for all assets. The building is depreciated over forty-two years using the straight-line method. Leasehold improvements are amortized over the term of the lease (up to a maximum of ten years) using the straight-line method.

        The cost of assets disposed of and the related amounts of accumulated depreciation is eliminated from the accounts in the year of disposition, and the resulting gain or loss is included in operations. The cost of purchased software is amortized over three to five years using the straight-line method. The internal cost of developing or implementing purchased software is expensed when incurred.

        Brokerage commissions are recognized as income as of the effective date of insurance coverage or the billing date, whichever is later. Premium adjustments, including policy cancellations, are recorded as they occur. Contingent commissions are recognized as revenue when received. Insurance premium trust funds are comprised of cash and cash equivalents held in trust for insurance carriers.

        Self-insurance fees are for services provided to administer workers' compensation insurance claims and are recognized as services are provided.

        Income tax expense is based on the reported earnings before income taxes and includes both currently payable and deferred income taxes. The deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred taxes are measured by applying the currently enacted tax rates for the years in which the temporary differences are expected to reverse. CCMC will establish a deferred tax asset valuation allowance if it is more likely than not that a benefit will not be realized.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)





        CCMC adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), in 1996. Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair-value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). As permitted, under SFAS 123, CCMC has elected, at this time, to continue to apply APB 25 for its nonqualified stock option plan. (See
Note 11).

        Certain amounts in 1995 financial statements have been reclassified to conform to the 1996 financial statement presentation.

3. RELATED PARTY TRANSACTIONS:

CCMC is the attorney-in-fact for CCIE and manager for CCIE's wholly owned subsidiaries and is paid a fee of up to 125% of expenses incurred on behalf of CCG. An annual incentive fee of up to 10% of CCG's calendar year pre-tax income, calculated after giving effect to such incentive fee, may also be paid to CCMC. No incentive fees were paid for the years ended December 31, 1996 and 1995.
Fees paid to CCMC were as follows:


                                              1996                 1995
                                            ---------           ---------
      Expenses incurred                     $ 117,097           $ 109,898
      Markup taken                             12,330               9,361
                                            ---------           ---------
      Total management fee                  $ 129,427           $ 119,259
                                            =========           =========
      Maximum markup allowed
        (25% of expenses incurred)          $  29,274           $  27,475
      Markup taken                            (12,330)             (9,361)
                                            ---------           ---------
      Markup allowed but not taken          $  16,944           $  18,114
                                            =========           =========


        In accordance with California statutory requirements CCMC must remit to CCG the benefit CCMC receives for its exemption from state tax on earnings from managing CCG operations. This attorney-in-fact benefit to CCG reduced the CCMC management fee above by $730 and $313 for 1996 and 1995, respectively. In addition, the CCMC management fee above was reduced by $1,485 in 1996 resulting from additional tax benefits received for attorney-in-fact deductions claimed for prior years (see Note 7).

        CCG provides workers' compensation insurance to CCMC. A bank has issued an irrevocable standby letter of credit in the amount of $284 and $171, for the 1996 and 1995 policy years, respectively, in favor of CCG, to secure balances due on workers' compensation programs. The letter of credit is secured and collateralized by bonds of CCMC. Workers' compensation premiums expense for CCMC was $563 and $462 for the years ended December 31, 1996 and 1995, respectively.

        In addition, CCG directly reimburses CCMC for certain other charges incurred on behalf of CCG policyholders. These certain other charges were $6,313 and $6,118 for the years ended December 31, 1996 and 1995, respectively. At December 31, 1996, CCMC had a payable to CCG of $1,353. At December 31, 1995, CCMC had a receivable from CCG of $321.

        Investment advisory fees earned from CCG were $2,006 and $1,954 for the years ended December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, CCMC had an outstanding receivable due from CCG of $168 and $175, respectively.

        The Home Office complex facilities are comprised of two buildings located at 1900 and 2000 Alameda de las Pulgas. They are referred to as the "1900 Building" and the "2000 Building," respectively. CCMC purchased the 1900 Building from CCIE in 1984 and leases space in the 2000 Building from CCIE under a lease which expires in May 1998 (see Note 9). In January 1996, CCMC paid in full the remaining balance of a $5,517 note payable to CCIE related to its purchase of the 1900 Building (see Note 8). Surviving provisions of the June 1984 purchase and sale agreement state that CCG retains an interest in profit sharing provisions if CCMC transfers title or refinances the 1900 Building prior to June 30, 1999. If at any time prior to June 30, 2034, CCMC proposes to sell all or any portion of the 1900 Building, CCG shall have the right of first refusal as to purchasing the property.

4. INVESTMENT SECURITIES:

The amortized cost and market value of investment in bonds and stocks are as follows:

                                            December 31, 1996
                        --------------------------------------------------------
                        Amortized      Unrealized      Unrealized        Market
                          Cost            Gain            Loss            Value
                        -------         -------         -------          -------
Bonds                   $ 9,975         $   273         $   (18)         $10,230
Stocks                    5,358           2,629            (247)           7,740
                        -------         -------         -------          -------
Total                   $15,333         $ 2,902         $  (265)         $17,970
                        =======         =======         =======          =======

                                            December 31, 1995
                        --------------------------------------------------------
                        Amortized      Unrealized      Unrealized        Market
                          Cost            Gain            Loss            Value
                        -------         -------         -------          -------
Bonds                   $13,863         $   424         $   (36)         $14,251
Stocks                    6,823           2,002            (272)           8,553
                        -------         -------         -------          -------
Total                   $20,686         $ 2,426         $  (308)         $22,804
                        =======         =======         =======          =======

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)

        Bonds consist of investments in state and municipal securities which potentially subject CCMC to concentrations of credit risk. The market value of California municipal bonds totaled $3,226 and $4,856 as of December 31, 1996 and 1995, respectively. The concentration in California municipal bonds is entirely investment grade quality, and issuers of securities are dispersed throughout many California agencies. CCMC also has investments in municipal securities of several other states, none of which presents a concentration of credit risk.

        The maturities of the bonds, at market value, as of December 31, 1996 are as follows:

                         Within one year        $   251
                         One to five years        3,935
                         Five to ten years        4,283
                         Over ten years           1,761
                                                -------
                                                $10,230
                                                =======

        Realized gains and losses from sales of securities are as follows:

                                         1996         1995
                                         ----         ----
                    Gross gains:
                    Proceeds           $10,532      $ 2,818
                    Gain               $ 1,584      $   712

                    Gross losses:
                    Proceeds           $   767      $ 1,074
                    Losses             $   161      $   186

        CCMC has pledged $952 in bonds (at market value) as collateral under letters of credit (see Note 3). In addition, CCMC has a $193 bond (at market value) on deposit with a state.

5. DISCONTINUED OPERATION:

Effective September 29, 1995, CCMC sold all of the outstanding shares of CCLIC. The net assets and related gain on the sale in 1995 of CCLIC were determined on a statutory basis. The accounting treatment for net assets of the discontinued operation, the income from the discontinued operations and the gain on sale of CCLIC are all at variance from generally accepted accounting principles, and the effects of these variances on the financial statements have not been determined.

6. PROPERTY AND EQUIPMENT:

A summary of property and equipment at December 31 follows:

                                                 1996        1995
                                               -------      -------
            Land                               $ 1,625      $ 1,625
            1900 Building                        2,358        2,358
            EDP equipment and software          20,393       18,619
            Improvements                        21,128        6,502
            Office equipment                     9,324        9,649
            Automobiles                          4,577        4,681
                                               -------      -------
                                                59,405       43,434
                                               =======      =======
            Less accumulated depreciation
              and amortization                  27,377       23,375
                                               -------      -------
                                               $32,028      $20,059
                                               =======      =======

                                                 1996         1995
                                               -------      -------
            Depreciation and amortization
             expense                           $ 7,117      $ 5,460
                                               =======      =======


7. INCOME TAXES:

A reconciliation of CCMC's effective income tax rates included in the consolidated statements of income with the U.S. federal statutory tax rate is as follows:

                                           1996                     1995
                                   --------------------     --------------------
                                     Amount          %       Amount           %
                                   -------         ----     -------         ----
Tax at U.S. federal
  statutory rate                   $ 2,119         34.0     $   943         34.0

State taxes net of federal
  income tax benefit                     6          0.1         (43)        (1.6)

Dividends received deduction           (31)        (0.5)        (30)        (1.1)

Tax-exempt interest income            (234)        (3.8)       (227)        (8.2)

Attorney-in-fact deduction            (619)       (10.0)         --           --


Non-deductible business meals
  and entertainment                    148          2.4         145          5.2

All other items                        178          2.9         112          4.1
                                   -------         ----     -------         ----
Provision for income taxes         $ 1,567         25.1     $   900         32.4
                                   =======         ====     =======         ====

        During the year, CCMC received California franchise tax refunds for prior years (1988 to 1994) related to the benefit of recognizing additional attorney-in-fact deductions (AIFD) for California state taxes of $1,698. CCMC also recognized a favorable true up of 1995 state franchise/income taxes of $511 and recorded prior years' tax refunds (1991 to 1994) due from other states of $65 for additional AIFD tax benefits. In accordance with California statutory requirements, the benefit of the AIFD tax refunds, as well as the related interest income of $589, and the 1995 AIFD state tax true-up was provided to CCG through a decrease in management fee.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)



CCMC has also written off the CCG related California deferred tax assets of $879, as the use of the AIFD in future years will prevent CCMC from realizing the benefits of these assets.

        The significant components of the deferred income tax (benefit) for each year are summarized below:

                                              1996          1995
                                            -------       -------
              Current:
                Restructuring expenses      $ 1,277       $(1,807)
                Employee benefits               436          (321)
                State taxes                     163          (108)
                Other                            29           (32)
                                            -------       -------
                                              1,905        (2,268)
                                            -------       -------
              Noncurrent:
                Employee benefits              (378)         (177)
                Depreciation                   (572)         (635)
                Other                            20           (18)
                                            -------       -------
                                               (930)         (830)
                                            -------       -------
                  Totals                    $   975       $(3,098)
                                            =======       =======


         The significant components of the deferred tax assets recorded on the balance sheet as of December 31, 1996 and 1995 are as follows:


                                                 1996           1995
                                               -------        -------
          Employee benefits                    $ 4,180        $ 3,911
          Restructuring expenses                   330          1,807
          Depreciation                             572            (29)
          State taxes                                3            172
          Unrealized gain on investments          (896)          (850)
          Other                                     72            261
                                               -------        -------
          Net deferred tax assets              $ 4,261        $ 5,272
                                               =======        =======

         Realization of these assets is dependent upon generating sufficient future taxable income to utilize these assets.

8.      CREDIT AND BORROWING ARRANGEMENTS:

In June 1984, the 1900 Building was purchased from CCIE. In 1995, CCMC made a mortgage loan payment to CCG for $104 in principal. In January 1996, CCMC paid the remaining balance of the mortgage note payable to CCG in the amount of $5,517. Interest expense charged to operations in 1996 and 1995 was $44, and $531, respectively.

         In 1996, CCMC established a $10 million unsecured credit facility with Union Bank of California to meet ongoing cash flow requirements. As of December 31, 1996, $6 million had been drawn on the facility. The terms of the agreement stipulate that the borrower may elect to convert outstanding draws to loans anytime up through April 15, 1998 (at which time the facility expires) and repay the borrowings in equal quarterly installments over a three year period. The interest rate is LIBOR plus an applicable margin based on the ratio of total debt to total capitalization. The current applicable interest rate is 5.8%.

9. LEASE COMMITMENT - HOME OFFICE COMPLEX:

Rental expense for the 2000 Building paid to CCIE is as follows:

                                  Operating
                       Minimum     Expenses       Total
                       -------     --------       -----
            1996       $1,906       $  371       $2,277
            1995       $1,845       $  359       $2,204


         CCMC's consolidated minimum rental commitments under the terms of all leases at December 31, 1996 are as follows:

               1997                            $ 1,714
               To May 15, 1998                     640
                                               --------
               Through May 15, 1998            $  2,354
                                               ========

         Included in these minimum future lease rentals is approximately $1,512 in 1997 and $567 in 1998 representing a lease commitment to CCIE.

10. OTHER LEASE COMMITMENTS:

CCMC has long-term operating lease commitments on office buildings and data processing equipment. Certain office leases contain escalation clauses contingent on property taxes and normal operating costs. Also, certain leases contain renewal options ranging from one to ten years. The minimum rental commitments under the terms of these noncancelable leases at December 31, 1996 are as follows:

                     1997           $ 2,939
                     1998             1,877
                     1999             1,613
                     2000             1,451
                     2001             1,498
                                    -------
                                    $ 9,378
                                    =======

         Lease commitments include certain offices that were closed due to restructuring. Lease termination costs of $214 and $760 were accrued at December 31, 1996 and 1995, respectively.

         Rental expense is $6,579 and $5,682 for December 31, 1996 and 1995, respectively.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)



         In November 1996, CCMC entered into an agreement to lease an office building, to be constructed by the lessor on property located in Colorado Springs, Colorado, that will become the permanent site for the Colorado Service Center. The lease term is for ten years with two five year options to extend the lease. The agreement provides for base monthly rent of approximately $108,000 for the initial year with a provision for annual escalations in subsequent years. Additionally, CCMC has two options to purchase the land and building at various times during the lease term. In connection with this project, CCMC expects to spend $5.5 million for capital improvements and project management costs. Construction is scheduled to commence in April 1997 and CCMC intends to occupy the office building by July 1, 1998.

11. CAPITAL STOCK:

Authorized, issued, and outstanding shares at December 31 are as follows:

                                      1996           1995
                                      ----           ----
     Authorized                    2,800,000       2,800,000
     Issued and outstanding        1,277,494       1,289,773


         As part of Employee Stock Gift plan, 1,000,000 shares of Series B (nonvoting) stock have been authorized, of which 5,232 and 6,334 are included in issued and outstanding at December 31, 1996 and 1995, respectively. CCMC has the option of repurchasing these shares upon termination of employment. After 20 years of employment, the employee may elect to keep the shares after termination.

         CCMC has a nonqualified stock option plan which provides for granting to key executives options to purchase an aggregate of 200,000 shares of Series A common stock. CCMC applies APB 25 to account for this plan (see Note 2). SFAS 123 requires companies electing to continue using the APB 25 to make certain pro forma disclosures. However, CCMC does not believe the implementation of SFAS 123 would have a material affect on its results of operations, accordingly, proforma results of operations have not been disclosed.

         Compensation expense under stock option plan at December 31, 1996 and 1995 was $25,431 and $33,736.

                                                             Exercise
            Year of   Year of      Options      Options        Price
             Grant    Exercise     Granted     Exercised     Per Share
             -----    --------     -------     ---------     ---------
             1996       1997       18,372           --       $   28.79
             1995       1996       26,426       13,586       $   26.36
             1994       1995       22,796       14,598       $   24.70


         CCMC is required to repurchase the shares issued under its stock option plans upon termination of employment. After 20 years of employment, the employee may elect to keep the shares.

         The benefits realized by CCMC for tax deductions in excess of compensation expense under the nonqualified stock option plan are treated as additional paid-in-capital and credited to the capital stock account.

12. INCENTIVE COMPENSATION PLANS:

Performance Share Plan:

In 1992, CCMC implemented a Performance Share Plan for key full-time sales employees, who were subject to a change in commission scales. Under this plan, these employees were granted a total of 31,471 Units which have monetary benefits that parallel the benefits provided by ownership of shares of CCMC's stock. These Units have no voting rights, vest over time and generally have none of the rights of stock ownership. The Units are convertible to cash, at a value equivalent to the most recent quarter end's adjusted book value of CCMC's stock, when exercisable.

         CCMC accrues the expense related to the vesting of the shares ratably over the period from grant to full vesting. The additional compensation payment related to the vested shares is accrued when earned. Full vesting of these Units resulted in 21,225 Units with a value of $760 being vested at December 31, 1996. The expense for this plan in 1996 and 1995 was $214 and $227, respectively, for the vested shares which includes $42 and $19, respectively, for the related payment of additional compensation.

Long-Term Executive Incentive Plan:

In 1994, the Board of Directors approved a long-term executive incentive plan for key officers. This Plan provides participants with common stock and cash compensation based on the attainment of certain profitability and other measures over a three-year period. The Plan has been submitted to the California Department of Insurance for approval and 300,000 shares of Series B common stock have been reserved for issuance under this plan.

13. SAVINGS INVESTMENT PLAN EXPENSE:

CCMC offers an employees' investment plan and a 401(k) plan. Employees are not taxed on their contributions to the 401(k) plan, subject to limitation, until distributions are made from the plan. Under both plans, CCMC's matching

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)



percentages vary from 0.75% to 3.00% of gross compensation based on employee participation from 1% to 6%.

         Net costs relating to these plans of $1,368 and $1,334 at December 31, 1996 and 1995, respectively, are charged to earnings in the years incurred.

14. PENSION PLAN:

CCMC sponsors a noncontributory pension plan (the Plan) covering substantially all employees. Benefits are based on the employee's compensation during the five years before retirement. CCMC's funding policy for the pension plan is to contribute an amount annually that is not less than the minimum funding requirement under the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 1996, the assets are invested primarily in bonds and stocks with 4.0% invested in insurance contracts with an unrelated party. CCLIC holds a group annuity contract which was acquired by Seaboard Life Insurance Company
(USA) subsequent to the sale of CCLIC, covering certain retired employees, totaling $265 and $290 at December 31, 1996 and 1995, respectively.

         CCMC also sponsors a Supplemental Executive Retirement Plan (SERP), covering certain key executives who have been with CCMC for a limited period of time and an excess plan covering employees with earnings which exceed the limitations set out in the pension plan and/or Internal Revenue Code Section
415. Benefits are based on formulas similar to the pension plan's. The SERP and excess plan are not subject to ERISA and are not currently being funded.

         The following table sets forth the funded status of the pension plan and SERP and excess plan and the amounts recognized in the balance sheet at December 31:

                                                                         1996                            1995
                                                                ------------------------        ------------------------
                                                                                 SERP &                          SERP &
                                                                 Pension         Excess         Pension          Excess
                                                                  Plan            Plan            Plan            Plan
                                                                --------        --------        --------        --------
Actuarial present value of benefit obligations:
  Vested benefits                                               $ 41,832        $  6,378        $ 40,058        $  5,128
                                                                ========        ========        ========        ========
  Accumulated benefits                                          $ 44,502        $  6,509        $ 42,615        $  5,180
                                                                ========        ========        ========        ========
  Projected benefits                                            $ 55,015        $  9,205        $ 53,371        $  8,288

Plan assets at fair value                                         51,581              --          44,258              --
                                                                --------        --------        --------        --------
Projected benefit obligation more than plan assets                 3,434           9,205           9,113           8,288
Unrecognized prior service cost                                      773          (1,651)            896          (1,919)
Unrecognized net loss                                             (4,623)         (1,455)        (10,062)         (1,369)
Unrecognized net asset/(obligation) at January 1, 1996                --             (28)            289             (35)
                                                                --------        --------        --------        --------
Accrued pension expense/(benefit)                                   (416)          6,071             236           4,965
Additional liability                                                  --             438              --             215
                                                                --------        --------        --------        --------
Pension liability recognized                                          --           6,509              --           5,180
Intangible asset offsetting additional liability                      --            (438)             --            (215)
                                                                --------        --------        --------        --------
Pension asset/(liability) recognized in the balance sheet       $   (416)       $  6,071        $    236        $  4,965
                                                                ========        ========        ========        ========

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)



         The following table sets forth the rates used to compute the pension plan obligation at December 31:


                                                   1996        1995
                                                   ----        ----
              Discount rate                        7.50%       7.00%
              Average rate of increase in
                compensation levels                5.00%       5.00%

         Net pension expense includes the following components:

                                                          1996
                                                 ----------------------
                                                                 SERP &
                                                  Pension       Excess
                                                   Plan           Plan
                                                 -------        -------
        Service cost - benefits earned
          during the period                      $ 2,407        $   307
        Interest cost on projected benefit
          obligation                               3,935            653
        Actual loss (return) on assets            (6,373)            --
        Net amortization and deferral              2,500            414
        Special early retirement cost                 --             --
                                                 -------        -------
        Net pension expense                      $ 2,469        $ 1,374
                                                 =======        =======


                                                          1995
                                                 ----------------------
                                                                 SERP &
                                                  Pension       Excess
                                                   Plan           Plan
                                                 -------        -------
        Service cost - benefits earned
          during the period                      $ 1,904        $   266
        Interest cost on projected benefit
          obligation                               3,524            543
        Actual loss (return) on assets            (8,820)            --
        Net amortization and deferral              5,863            275
        Special early retirement cost                422            108
                                                 -------        -------
        Net pension expense                      $ 2,893        $ 1,192
                                                 =======        =======

         The additional cost of $530 recognized in 1995 was due to a special early retirement offering made to several employees, in conjunction with the restructuring actions discussed in Note 16. This special early retirement offering requires a lower retiree contribution for pre-65 coverage.

         The following table sets forth the rates used to calculate the net periodic pension plan expenses for the year ended December 31:


                                                              1996       1995
                                                              ----       ----
    Discount rate                                            7.00%       8.50%
    Average rate of increase in compensation levels          5.00%       5.50%
    Long-term rate of return on assets                       9.00%       9.00%

15. POSTRETIREMENT HEALTH CARE BENEFITS:

CCMC currently offers postretirement benefit other than pensions (postretirement benefits) which are primarily retiree health care benefits. Substantially all of CCMC's employees can purchase health care through CCMC's plan when they become eligible for the retirement pension plan. Retirees pay the full premium cost of their coverage. The liability results from CCMC paying a group rate which includes retirees who are not yet eligible for Medicare. The amount contained in the group rate for early retirees is considered a postretirement benefit which must be recognized in the year earned.

         The Company uses the accrual method of accounting for postretirement benefits other than pensions based upon an actuarially determined cost to be recognized over the period that the employee provides services to CCMC. CCMC amortizes the accumulated postretirement benefit obligation (APBO) in the amount of $790 recognized prior to adoption of SFAS 106 on a delayed basis over twenty years. CCMC estimates its December 31, 1996 and 1995 unrecognized liability to be approximately $896 and $788, respectively. The assumed health care trend rate for 1996 is 10.5%. This trend rate reduces by 0.5% per year until it reaches an ultimate level of 5.0% in the year 2007. Increasing the assumed healthcare cost trend rates by one percentage point in each year would have resulted in an increase in the APBO as of December 31, 1996 of $203 and an increase in the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 of $28. The weighted average of the assumed discount rate of 7.5% was used to determined the APBO. The postretirement benefits are not currently being funded.

         The following sets forth the status of postretirement benefits reconciled with amounts reported in CCMC's December 31, 1996 and 1995 balance sheets.

                                                                1996           1995
                                                              -------        -------
        Accumulated postretirement benefit obligations:
          Retirees                                            $   908        $   747
          Fully eligible active plan participants                 218            140
          Other active participants                               637            628
                                                              -------        -------
            Total                                               1,763          1,515

        Plan assets at fair value                                  --             --
                                                              -------        -------
        Accrued postretirement benefit liability, in
          excess of plan assets                                 1,763          1,515
        Unrecognized net loss                                    (231)           (81)
        Unrecognized transition obligation                       (665)          (707)
                                                              -------        -------
        Accrued postretirement benefit cost                   $   867        $   727
                                                              =======        =======

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)



The net periodic postretirement benefit cost for 1996 and 1995 included the following components:


                                                               1996        1995
                                                               -----       -----
        Service cost for benefits earned during the year       $  82       $  65
        Interest cost                                            124          68
        Amortization of unrecognized transition
          obligation over twenty years                            42          42
        Special or contractual termination benefits               --         371
        Net amortization and deferral                              9          (6)
                                                               -----       -----
        Net periodic postretirement benefit cost               $ 257       $ 540
                                                               =====       =====

         The additional cost of $371 in 1995 for providing special or contractual termination benefits was pursuant to CCMC's restructuring actions discussed in Note 16. These benefits require a lower retiree contribution for pre-65 coverage.

16. RESTRUCTURING ACTIONS:

In 1995, CCMC announced a major restructuring plan which resulted in existing sales, service, claims, and administration functions performed at California branches and home office departments being consolidated and relocated to a new regional service center in Colorado Springs, Colorado (CSC). In 1996, the decision was made to consolidate certain business insurance offices and reduce other administrative positions as an extension of this original restructuring plan. Approximately 450 positions have been affected by these restructuring actions.

         Costs associated with the shutdown of affected California operations have been accrued and charged to expense in 1996 and 1995. These shutdown costs include the costs of involuntary employee termination benefits, facility closures and related costs associated with restructuring actions. Startup costs, which include expenses for new employee hiring and training, relocation of current employees, business travel and related expenses, have been charged to expense as incurred.

         A summary of the accrued restructuring costs for the years ended December 31, 1996 and 1995 is presented below:


                                                 Dec. 31,        Dec. 31,
                                                   1996            1995
                                                 -------        -------
        Balance, beginning of year               $ 4,676             --
                                                 -------        -------
        Accrued and charged to operations:
          Employee termination costs               1,801        $ 3,654
          Lease termination costs                    214            760
          Write down of operating assets              --            368
          Other                                      (75)            --

        Expenditures:
          Employee termination costs              (4,138)          (106)
          Lease termination costs                   (380)            --
          Disposal of operating assets              (317)            --
          Other                                      (32)            --
                                                 -------        -------
        Balance, end of year                     $ 1,749        $ 4,676
                                                 =======        =======

         Startup costs charged to operations in 1996 and 1995 were $3,994 and $1,441, respectively.

         Employee termination costs charged to operations in 1995 include $691 for the costs of an early retirement option offered to and accepted by several employees. This amount includes pension benefits of $372 (SFAS No. 87) and postretirement benefits of $319 (SFAS No. 106) (see Notes 14 and 15). In 1996 these costs were reclassified from accrued restructuring to employee benefit plan liabilities.

17. HOME OFFICE RENOVATION:

CCMC commenced the renovation of the 1900 Building in the third quarter of 1995 and completed the project in January 1997. The 1900 building has been renovated to upgrade the ability to handle new computer and telecommunication technology, to improve the heating, ventilation and air conditioning systems, and to comply with the Americans With Disabilities Act of 1990.

         During 1996, CCMC commenced making capital improvements to the space it leases at the 2000 Building. The total tenant improvements to be made including furniture and equipment, are estimated to be $3,100. This project is scheduled to be completed in the second quarter of 1997.

         In 1996 and 1995, CCMC incurred operating expenses of $2,709 and $5,047 and capital costs of $13,656 and $3,522, respectively, which are associated with this project. The 1995 operating expenses included the write-off of $2,564 of building improvements.

            CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in thousands, except per share amounts)


         Under the management fee agreements, since these facilities are primarily used to conduct the business of CCG, operating expenses are substantially reimbursable when the expenses are incurred by CCMC. Those capital improvement costs which are associated with CCG's business, will also be recovered as management fees as the assets are depreciated over their useful lives.

18.     CONTINGENCY:

         CCMC is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that the disposition of these matters will not have a material adverse affect on the financial position or results of operations of CCMC.

                                                                       EXHIBIT B
                              FINANCIAL HIGHLIGHTS

           (unaudited), (dollars in thousands, except per share data)

--------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                        Three months ended    Nine months ended
                                           September 30,        September 30,
                                           1997      1996      1997       1996
                                         -------   -------   --------   --------
Management fees and reimbursements       $29,574   $31,671   $ 91,862   $ 96,118
Commissions                                3,204     2,999     10,243      9,584
Others                                       792       728      2,336      2,336
                                         -------   -------   --------   --------
  Total revenue                           33,570    35,398    104,441    108,038

  Operating expenses                      32,127    34,029    100,440    105.028
                                         -------   -------   --------   --------
  Operating income                         1,443     1,369      4,001      3,010

  Investment income                          584       398      1,928      2,509

  Net income                             $ 1,253   $ 1,184   $  3,856   $  3,470

PER SHARE DATA:

  Earning per share:                     $  0.98   $  0.92   $   3.02   $   2.70

  Dividends declared                     $  0.15   $  0.15   $   0.85   $   1.85

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         Sept. 30,      Dec. 31,
                                                           1997           1996
                                                         ---------     ---------

  Cash and cash equivalents                               $10,128       $13,797
  Insurance premium trust funds                             1,715         2,804
  Short-term investments                                   21,790        17,970
  Accounts receivable                                      10,259         5,935
  Other current assets                                      3,682         2,859
                                                          -------       -------
    Total current assets                                   47,574        43,365

  Property and equipment, net                              31,589        32,028
  Other assets                                              3,976         3,343
                                                          -------       -------
    Total assets                                          $83,139       $78,736
                                                          =======       =======

  Current liabilities                                     $26,631       $27,155
  Long-term liabilities                                     9,237         8,193
  Shareholders' equity                                     47,271        43,388
                                                          -------       -------
    Total liabilities and shareholders' equity           $ 83,139       $78,736
                                                          =======       =======

  Adjusted book value                                      $37.07        $33.97

--------------------------------------------------------------------------------
SELECTED CONSOLIDATED CASH FLOW COMPONENTS

                                                         Sept. 30,     Sept. 30,
                                                           1997          1996
                                                         ---------     ---------

  Net cash flows                                           $(3,669)    $ (8,862)

  Depreciation and amortization                              5,943        5,305

  Accrued restructuring costs                                 (798)      (2,254)

  Net change in receivables                                 (4,324)      (3,045)

  Net change in payables                                     1,318        5,376

  Capital expenditures                                      (5,621)     (15,685)

  Repayment of note payable                                      0       (5,517)

                                                                       EXHIBIT C


January 20, 1998




TO ALL SERIES A AND SERIES B SHAREHOLDERS:



We are in the process of making a tender offer to those shareholders who own less than 10 shares of Series B Common Stock of California Casualty Management Company ("CCMC"). I am sending this letter to all shareholders so that you will understand why only those persons owning less than 10 shares are being given an opportunity to participate.

In 1989, we gave a small number of Series B Common Stock of California Casualty Management Company ("CCMC") to our employees. The number of shares given was based upon the number of years they had been employed by us. That gift was made in commemoration of the company's 75th anniversary and was intended to give our employees a stake in the company's future. We now need to ask some recipients of that gift to surrender their shares and receive a purchase price which represents a substantial premium over the current book value which is the value we use for all other repurchases of our stock.

We recently became aware that we have had an obligation to register with the United States Securities and Exchange Commission ("SEC") due to the increased number of CCMC shareholders being greater than 500. Unfortunately, this requirement was overlooked by the attorney we retained to counsel CCMC at the time of the gift of shares. The registration and reporting requirement involves substantial additional current and future expense. We do not think that such expense is warranted in light of our continuing efforts to become a lower cost provider of our products. We can eliminate our reporting obligation and avoid the expense of compliance by repurchasing the stock of those shareholders who own less than 10 shares. This will reduce the number of CCMC shareholders to less than 300 which is the current SEC requirement if we are to avoid future registration and reporting.

The offer being made to those shareholders who own less than 10 shares is to purchase their entire holding at $50.00 per share. This represents a premium of approximately 33% over the current book value, an incentive we hope will encourage all of them to accept our offer.

January 20, 1998
Page 2

I have long desired to find ways to give our employees a greater ownership interest in CCMC. In the future we may consider establishing an Employee Stock Ownership Program or ESOP which would allow those employee/shareholders who accept our current offer and all other employees to become participants in the ESOP and benefit directly from their efforts which contribute to our success.

In June 1997, I wrote to you and advised of the possibility of a future "liquidity event" whereby you and other CCMC shareholders might be given an opportunity to sell a portion of your stock and realize a price greater than book value. We are still evaluating the options discussed in that letter and have not yet developed any definitive plans. I want to assure all of our shareholders that the current offer to repurchase shares is not that "liquidity event."

The course of action we select may be significantly influenced by the business plans adopted as a result of our current strategic planning project. If plans are finalized regarding such a transaction, we will communicate with all shareholders regarding the options available to them at that time. Those employees selling their shares back to CCMC as a result of this offer will be paid the amount in excess of $50.00 per share, if the "liquidity event" does take place before December 31, 1999, and the price offered at that time exceeds the current offering price.

Very truly yours,




Thomas R. Brown
Chairman of the Board


TRB:mjr

January 20, 1998



TO: ALL HOLDERS OF LESS THAN 10 SHARES OF SERIES B COMMON STOCK OF CALIFORNIA CASUALTY MANAGEMENT COMPANY


In 1989, we gave you a small number of Series B Common Stock of California Casualty Management Company ("CCMC"). That gift was made in commemoration of the company's 75th anniversary and was intended to give you a stake in the company's future. Due to some unforeseen events, we must now ask you to surrender your shares and receive a purchase price which represents a substantial premium over the current book value which is the value we use for all other repurchases of our stock.

We recently became aware that we have had an obligation to register with the United States Securities and Exchange Commission ("SEC") due to the number of CCMC shareholders exceeding 500. Unfortunately, this requirement was overlooked by the attorney we retained to counsel CCMC at the time of the gift of shares. The registration and reporting requirement involves substantial additional current and future expense. We do not think that such expense is warranted in light of our continuing efforts to become a lower cost provider of our products. We can eliminate our reporting obligation and avoid the expense of compliance by repurchasing the stock of those shareholders who own less than 10 shares. This will reduce the number of CCMC shareholders to less than 300 which is the current SEC requirement if we are to avoid future registration and reporting.

The enclosed materials constitute an offer by CCMC to purchase all of your shares of Series B Common Stock at $50.00 per share (the "Offer to Purchase"). This represents a premium of approximately 33% over the current book value. We encourage you to accept the Offer to Purchase. To do so, you must return the enclosed Letter of Transmittal to us by February 27, 1998. We will then be able to send you the proceeds by March 10, 1998. A self-addressed postage-paid envelope is enclosed for your convenience.

Please note that when you accept the Offer to Purchase, you will most likely have a reportable long term taxable gain in 1998. We reported taxable income of $19.92 per share in 1989 which is your "basis" for tax purposes. Fortunately, Congress has recently reduced the tax rate for long term gains so that your tax obligation will be less than it might otherwise have been. You should consult your tax advisor, if you have one, regarding the consequence of this transaction.

January 20, 1998
Page 2



I have long desired to find ways to give our employees a greater ownership interest in CCMC. In the future we may consider establishing an Employee Stock Ownership Program or ESOP which would allow you to become a participant in the ESOP and again benefit directly from your efforts which contribute to our success. In the meantime, it would be very much appreciated if you would accept the enclosed Offer to Purchase so that we may attain compliance with the SEC regulation.

In June 1997, I wrote to you and advised of the possibility of a future "liquidity event" whereby you and other CCMC shareholders might be given an opportunity to sell a portion of your stock and realize a price greater than book value. We are still evaluating the options discussed in that letter and have not yet developed any definitive plans.

The course of action we select may be significantly influenced by the business plans adopted as a result of our current strategic planning project. If we implement any such plan prior to December 31, 1999, and if that plan would have allowed you a greater value for your shares, we will make sure that you receive the difference. In other words, if you accept our Offer to Purchase now, you will not lose out on any opportunity for realizing greater value through a "liquidity event" occurring before January 1, 2000 which would otherwise not be available to you as a result of your accepting our Offer to Purchase.

If you have any questions regarding this Offer to Purchase, you may contact Pat Persse (Assistant Vice President - Finance) at extension 4437 or Jim Englese (Assistant Vice President - Legal) at extension 4539. If you are calling from outside the home office complex, you may call them at 1-800-288-7765.

Thank you for your attention to this important matter.

Very truly yours,




Thomas R. Brown
Chairman of the Board

TRB:mjr

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
                     OFFER TO PURCHASE SERIES B COMMON STOCK


TO CERTAIN HOLDERS OF SHARES OF SERIES B COMMON STOCK OF CALIFORNIA CASUALTY MANAGEMENT COMPANY:


California Casualty Management Company, a California corporation, ("CCMC"), hereby makes an offer (the "Offer") to all shareholders of record as of December 31, 1997 who hold in the aggregate less than 10 shares of Series B Common Stock of CCMC upon the terms and conditions set forth herein and in the attached
Schedule 13e-3, to purchase at $50.00 per share (the "Purchase Price") in cash all shares of Series B Common Stock (the "Shares") held by such shareholders. The Offer will expire at midnight, San Francisco time, on Friday, February 27, 1998, unless extended by CCMC, in its sole discretion in accordance with applicable law and regulations.

The Purchase Price will be payable by check made payable to the tendering shareholder as provided for hereinafter. The Shares are not currently publicly traded.

--------------------------------------------------------------------------------
              THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED
               BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS
            THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS
               TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE
           INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
--------------------------------------------------------------------------------

Except as provided herein, CCMC has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation hereunder, and no person has been authorized by CCMC to give any information or to make any representations in connection with this Offer other than those contained herein and, if given or made, such other information or representations must not be relied upon as having been authorized. The delivery of this Offer shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

The Offer is not being made to, nor will CCMC accept the tender from, holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or Blue Sky laws of such jurisdiction.




January 20, 1998

                              LETTER OF TRANSMITTAL
                    TO TENDER SHARES OF SERIES B COMMON STOCK

                                       OF

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY

                        PURSUANT TO THE OFFER TO PURCHASE
                             DATED JANUARY 20, 1998

                                       BY

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY

           THE OFFER EXPIRES AT 12:00 MIDNIGHT, SAN FRANCISCO TIME, ON
             FRIDAY FEBRUARY 27, 1998, UNLESS THE OFFER IS EXTENDED.

                         DESCRIPTION OF SHARES TENDERED

NAME AND ADDRESS OF REGISTERED HOLDER:             SHARES TENDERED:

______________________________________             _____SHARES OF CCMC SERIES B
                                                        COMMON STOCK
______________________________________

______________________________________


Ladies and Gentlemen:

        The undersigned hereby tenders to California Casualty Management Company, a California corporation ("CCMC"), the above-described shares of Series B Common Stock of CCMC (the "Shares"), constituting all of the Shares owned by the undersigned, pursuant to CCMC's offer to purchase all Shares held by each shareholder who, as of December 31, 1997, owned in the aggregate, less than 10 Shares, at a price of $50.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Schedule 13e-3 dated January 20, 1998 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the "Offer").

        Subject to and effective upon acceptance for payment of the Shares tendered hereby in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, CCMC all right title and interest in and to all Shares tendered hereby and irrevocably constitutes and appoints the Secretary of CCMC the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares held in escrow by CCMC, together with all accompanying evidences of transfer and authenticity, to or upon the order of CCMC; and (b) present such Shares for transfer or cancellation on the books of CCMC, all in accordance with the terms of the Offer.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that when the same are accepted for payment by CCMC, CCMC will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by CCMC to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

        All authority herein transferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned shall be binding upon the heirs, personal representatives, successors, assigns, administrators, trustees in bankruptcy, personal and legal representatives of the undersigned.


Date:__________________



____________________________________
        Signature

____________________________________
        Printed Name

_____________________________________
        Social Security Number

              PAYER'S NAME: CALIFORNIA CASUALTY MANAGEMENT COMPANY


SUBSTITUTE FORM W-9                     Part 1 - PLEASE PROVIDE YOUR     Social Security Number:
                                        TIN ON THE LINE AT RIGHT
                                        AND CERTIFY BY SIGNING AND       _______________________
                                        DATING BELOW

Department of the Treasury Internal     Part 2 - Certification - Under penalties of
Revenue Service                         perjury, I certify that:

                                        (1)     The number shown on this form is
                                                my correct Taxpayer Identification
Payer's Request for Taxpayer                    Number (or I am waiting for a number
                                                to be issued to me) and
Identification Number ("TIN")
                                        (2)     I am not subject to backup withholding
                                                because (a) I am exempt from backup
                                                withholding, or (b) I have not been
                                                notified by the Internal Revenue
                                                Service (the "IRS") that I am subject
                                                to backup withholding as a result of
                                                a failure to report all interest or
                                                dividends, or (c) the IRS has
                                                notified me that I am no longer
                                                subject to backup withholding.

                                        Certification Instructions - You must cross
                                        out Item 2 above if you have been notified by
                                        the IRS that you are currently subject to
                                        backup withholding because of under-reporting
                                        interest or dividends on your tax return.
                                        However, if after being notified by the IRS
                                        that you were subject to backup withholding
                                        you received another notification from the
                                        IRS that you are no longer subject to backup
                                        withholding, do not cross out Item (2).

Part 3 - Awaiting TIN ____              SIGNATURE___________________________________

                                        DATE: ___________________, 1998

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

         YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE LINE IN
         PART 3 OF SUBSTITUTE W-9

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me will be withheld.


Signature __________________________             Date ___________________, 1998

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Letter of Transmittal. This Letter of Transmittal is to be completed in full and returned to the Company in the enclosed envelope on or before 12:00 Midnight, San Francisco time, February 27, 1998 (the "Expiration Date") unless the Expiration Date is extended by the Company, in its sole discretion. No tender of Shares will be accepted by the Company unless it covers all Shares held of record by the tendering shareholder, as set forth in the Offer. No alternative, conditional or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering shareholder waives any right to receive any notice of the acceptance for payment of the Shares.

2. Signatures on Letter of Transmittal. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as set forth in the share records of the Company without alteration, enlargement or any change whatsoever.

        If any of the Shares tendered hereby is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

        If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

3. Backup Withholding. Under U.S. Federal income tax law, a shareholder whose tendered Shares are accepted for payment is required to provide the Company with such shareholder's correct taxpayer identification number ("TIN") which, for individual taxpayers is the taxpayer's Social Security Number on Substitute Form W-9 above. If the Company is not provided with the correct TIN, the Internal Revenue Service ("IRS") may subject the shareholder to a penalty imposed by the IRS. In addition, payments that are made to such shareholder with respect to Shares purchased pursuant to the Tender Offer may be subject to 31% backup withholding.

        If backup withholding applies, the Company is required to withhold 31% of any such payments made to the shareholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided that the required information is given to the IRS.

         IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE COPY HEREOF MUST BE RECEIVED BY THE COMPANY ON OR BEFORE THE EXPIRATION DATE.